Taubman

Don't be Fooled by Taubman's False and Misleading Claims

May 2017

LANDand**BUILDINGS**

www.SaveTaubman.com
Please email questions or comments to:
SaveTaubman@LandandBuildings.com

Don't be Fooled by Taubman's False and Misleading Claims

- On May 8, 2017, Taubman Centers ("TCO" or the "Company") issued a letter and presentation to Taubman shareholders in connection with the upcoming 2017 Annual Meeting and responding, in part, to the presentation that Land and Buildings filed in support of our two director nominees

- The Company says "don't be fooled" by Land and Buildings – **we find this highly ironic as Chairman and CEO Bobby Taubman has been fooling investors for years and is again attempting to do so in Taubman's latest materials**

- This election is about refreshing the Board with two proven individuals, Charles Elson and Jonathan Litt, to help instill accountability, remedy dismal performance and unlock substantial trapped value

- Under the leadership of current Chairman and CEO Bobby Taubman and Lead Director Myron Ullman, TCO will likely never approach its intrinsic value

- Taubman shareholders have been the victims of a seemingly self-interested management team and complacent Board that is out of touch with all relevant stakeholders – including shareholders, consumers, and retailers – it is time for accountability at Taubman

- In this presentation we discuss:
  - Why shareholders should not be fooled by Taubman's false and misleading claims by commenting on select slides from the Taubman presentation[1]
  - What Taubman's response ignores
  - The path to unlocking shareholder value by voting the GOLD proxy card for Land and Buildings' highly-qualified nominees

Source: Company Form DEFA14A filed on May 8, 2017, Land and Buildings Form DFAN14A filed on May 1, 2017. Shareholders should refer to the Company's and Land and Buildings' presentations for additional details.
(1) Note: Emphasis added by Land and Buildings to certain of the slides reproduced herein as examples of false and misleading claims from Taubman's May 8th presentation

Table of Contents

LAND and BUILDINGS

1. Don't Be Fooled by Taubman's False and Misleading Statements – L&B Comments on Select Slides from Taubman Presentation

Taubman's Apparent Confusion With the Meaning of Enhanced Corporate Governance



We Have A Longstanding Commitment to Enhancing Corporate Governance Practices

Years of continuous improvements reflect our commitment to strong governance practices and responsiveness to shareholders

Pre 2012
- Increased the independence of the Board
- Strengthened **related person transaction controls** and Audit Committee review
- Mandated that **key Board committees be fully independent**
- Heightened **Compensation Committee focus on succession planning**
- Implemented **new enterprise risk management framework**
- **Institutionalized commitment to high ethical standards,** updated Code of Business Conduct and Ethics
- Increased **oversight and review of compensation policies** for all employees with a focus on risk
- Enhanced governance procedures for **evaluating shareholder feedback**

2012
- **Expanded equal opportunity policies** to include protection against discrimination based on ancestry, gender identity, pregnancy, breastfeeding and protected medical conditions
- Instituted **regular review and monitoring of stock ownership guidelines** for management and directors (required to hold equivalent of 5X annual cash retainer)
- Enhanced disclosure of Compensation Committee's role in **monitoring, overseeing and developing new executive compensation plans**

2013
- Adopted additional procedures for **compensation consultant independence** to ensure objectivity
- Created **more robust standards** for ensuring Compensation Committee member independence
- **Increased stock ownership requirements** for CEO, CFO and COO to 6X base salary

2014
- Expanded **disclosure regarding annual Board and Committee evaluations**
- **Expanded Compensation Committee to four independent directors**
- Enhanced **transparency of compensation program and governance items**
  - pay for performance
  - aligned compensation with business goals and objectives
- **Eliminated tax gross ups**

2015
- **Reaffirmed commitment to enhancing Board independence** following the departure of an inside director by undertaking the search for an independent replacement in order to increase number of independent directors from six to seven
- Commenced study of majority voting trends and introduced **majority voting resignation policy** in response to shareholder engagement
- Enhanced Code of Business Conduct and Ethics to reflect **commitment to fair pay practices**
- Amended Nominating and Corporate Governance Committee charter to **enhance committee review of director independence and the Board's overall self-assessment process**
- Amended Nominating and Corporate Governance Committee charter to provide for **formal oversight of shareholder engagement** and discussion of director involvement in engagement

2016
- **Increased independence of the Board by appointing two independent directors** in April 2016 and December 2016, increasing the number of independent directors from six to seven and reducing average Board tenure
- Formalized strong independent oversight by creating **new lead director position** who is also the **Chair of Nominating and Corporate Governance Committee**
- **Tightened overboarding requirements**
- Clarified in governance guidelines the Board's desire **to include qualified women and other diverse candidates in the pool of new director candidates**
- Enhanced proxy statement **disclosure on director qualifications,** compensation and shareholder voting standards
- **Updated long-term equity incentive program (LTIP)** to incorporate awards linked to achievement of NOI thresholds (subject to absolute TSR qualifier)

Taubman's commitment to enhancing corporate governance must not be very strong as Green Street Advisors has given Taubman the worst corporate governance score in the REIT sector

Should the Board be touting that it has a "longstanding" commitment to improving governance when it has ignored shareholder voices by:

1. ***Appointing Lead Director Myron Ullman, who has decades of history with the Taubman Family and has never been elected by shareholders***
2. ***Ignoring shareholders despite majority-supported proposals to de-stagger two years in a row (1)***
3. ***Ignoring shareholder voices in majority-supported acquisition by Simon (2)***

Taubman will be the only REIT of 83 covered by Green Street following this year's proxy season with a staggered board(3)

What are the "tightened" overboarding requirements? Mr. Tysoe lists his occupation as "Professional Director" and is on the board of five public companies!

It appears to us that the only "longstanding commitment" Taubman has is to disenfranchise shareholders and ignore their voices

Source: Company Form DEFA14A filed on May 8, 2017
(1) Source: Taubman Form 8-Ks disclosing voting results of 2007 and 2008 Annual Meetings
(2) Source: Simon Property Group, Inc. v. Taubman Centers, Inc., 261 F. Supp. 2d 919, 939 (E.D. Mich. 2003)
(3) Note: Assumes SL Green Realty Corp.'s (NYSE: SLG) and Washington REIT's (NYSE: WRE) board-proposed amendments to de-classify their board are approved by shareholders at each company's 2017 annual meeting

The Skill the Taubman Board has Perfected Most is Disenfranchising Shareholders, In Our View

Strong and Respected Board With Right Mix of Skills and Experience

Highly Qualified Directors

- Strong Board with a balanced mix of skills, experience and in-depth Company knowledge
- Experience across a wide range of industries, including real estate
- Given Taubman's focus on high-end malls, the Board has, from day one, sought directors with direct retail knowledge and experience
- Majority of the Board has a brand marketing/technology background, increasingly important in an omni-channel retail environment
- Global perspectives provide added expertise in the oversight of Taubman's Asian development projects
- Extensive management experience, with a number of current or former CEOs, COOs, and CFOs serving as directors
- 78% independent directors (7 of 9)
- Fully independent key Board committees

Director Skills Evaluation Matrix

Senior Leadership Experience	Business Execution	Operational Expertise	Strategic Thinking	9/9
Business Entrepreneurship and Transactional Experience	Transaction Execution	Growth Mindset	Merger Integration	8/9
Financial and Accounting Experience	Risk Management	Accounting Knowledge	Capital Allocation	7/9
Real Estate Experience	Retail Experience	Acquisition/ Disposition	Ground Up Development	7/9
Brand Marketing, Social Media, and Technology Experience	Social Media	Customer Loyalty	Brand Relationships	7/9
Public Company Board Experience	Oversight	Corporate Strategy	Accountability	7/9
Global Experience	Growth Mindset	Cultural Awareness	Emerging Markets Relationships	9/9

Taubman Board earns "9 out of 9" for disenfranchising shareholders for the following "skills"

- ✓ Maintaining over-tenured Board — 9/9
- ✓ Maintaining dual-class share structure — 9/9
- ✓ Maintaining worst corporate governance score in REIT industry — 9/9
- ✓ Repeatedly ignoring shareholder voices — 9/9
- ✓ Interconnectedness among board members — 9/9

The Taubman Board's self-assessment of its "skills and experience" overlooks perfect scores for disenfranchising shareholders and maintaining the worst corporate governance in the REIT industry

Source: Company Form DEFA14A filed on May 8, 2017

Taubman Fails to Justify its New York Offices or Subsidizing Bobby's Use of Corporate Jet at Shareholder Expense

Our G&A Practices Are Consistent with Peers and Have Been Taken Out of Context by Land & Buildings

What We Do

- ✓ Lease a corporate jet; a practice common across the REIT sector and our mall peers

- ✓ **Executives reimburse the Company for personal use flights at amounts that are more than their value** as computed under the IRS-prescribed Standard Industry Fare Level formula (SIFL)

- ✓ **Provide an Annual Internal Audit report to the Board's Audit Committee** summarizing the use of the corporate jet by executives and their subsequent reimbursements for the Committee's review

- ✓ Task our Financial Reporting and Accounting and Corporate Tax departments with **reviewing itineraries and allocating costs to ensure compliance with IRS guidelines**

- ✓ Maintain **small office in New York City, as do most peers,** to facilitate business development given proximity to tenants, brokers, investors and other key business counterparties

What We Don't Do

- ✗ Allow shareholders to pay for executives' personal use of the corporate jet

- ✗ Compensate our executives with **personal use corporate jet perks** as some of our peers do

---

Does anyone really believe that the cost in a private jet for a trip from NYC to LA is only $2,099?

SIFL Aircraft Rates as of 2016[2]

Miles	Cents/mile	Aircraft weight	Control employee	Non-control employee
Up to 500	$0.2061/m	6,000 lbs or less	62.5%	15.6%
501 – 1,500	$0.1572/m	6,001 – 10,000 lbs	125%	23.4%
Over 1,500	$0.1511/m	10,0001 – 25,000 lbs	300%	31.3%
Terminal charge	$37.68	25,001 lbs or more	400%	31.3%

LA to NYC (~2,500 miles)		
Cents/mile (up to 500)	$ 0.2061	500
Cents/mile (500 - 1,500)	$ 0.1572	1,000
Cents/mile (over 1,500)	$ 0.1511	1,000
Miles	2,500	
Weight Multiplier (Control)	400%	
Terminal Charge	$ 37.68	
Total SIFL Charge	**$ 2,098.68**	

Why does Taubman Centers have a NYC office with Central Park views despite owning no assets in New York?

All other Class A Mall Peers[3] have assets located in New York!

Bobby Taubman only reimburses shareholders for incidental costs when he travels for personal use, such as pilot and crew expenses (not the actual cost of the plane)[1]

Why is Bobby afraid to disclose the amount he reimburses the Company for personal use of the corporate jet?

(1) Source: Taubman Form DEFC14A filed on April 20, 2017; Company Form DEFA14A filed on May 8, 2017

(2) Source: PWC "Updated SIFL rates...", Aircraft Club / Issue 54 / August 2016

(3) Note: Class A Mall Peers defined by Land and Buildings as Taubman's high quality Class A Mall Peers GGP, Inc., The Macerich Company, Simon Property Group Inc. (collectively, "Class A Mall Peers") (see Appendix to Land and Buildings' presentation filed May 1, 2017)

TCO Cherry-Picking and Constantly Changing Peer Group







Here Using Comparable REITs by Asset Size

Here Using Class A Malls

Make up your mind on mall peers… Industry experts have!

Here Using All Mall REITs

Here Using All Public REITs

Taubman's "peers" change depending on the story the Company wants to tell

Source: Company Form DEFA14A filed on May 8, 2017











TCO Cherry-Picking and Constantly Changing Time Period

Rewarding Our Shareholders
We have a cycle-tested management team that showed superior financial discipline and outperformed peers during the Great Recession (2007-2010):
Dividend Cut
Equity Raise
Stock Dividend
Bankruptcy
Taubman
SPG
MAC
GGP
Our Dividend Grew During the Great Recession
2007-2010 Dividend per Share CAGR vs Peers
Taubman 3.0 %
SPG
MAC
GGP
RMZ Average
(20.0)%
Here Using 3 Years
Here Using 10 Years
$1.68
$1.76
$1.85
$2.00
$2.16
$2.26
$2.38
2006
2007
2008
2009
2010
2011
2012
2013
Dividend per Share (2006-2016)(1)
Sales per Square Foot Growth
$508
CAGR: 4.1%
$792
2005
Taubman
2016
$450
CAGR: 2.9%
$614
2005
SIMON
2016
MACERICH
$437
CAGR: 2.6%
$581
2005
GGP
2016
Here Using 11 Years
Indexed Comparable Center NOI Growth(1)
100 %
CAGR: 3.6%
147 %
100 %
CAGR: 2.9%
136 %
100 %
CAGR: 2.8%
135 %
Make up your mind on time periods… Industry experts have!
20-Year Total Shareholder Return(1)
Rank
Company
Total Return
Total Compound
1 Equity LifeStyle Properties 1,945%
2 COPT 1,833% 16.0%
3 ESSEX 1,807% 15.9%
4 REALTY 15.2%
5 Tanger 15.1%
6 Taubman 14.9%
7 SIMON 1,414% 14.6%
8 Public Storage 1,374% 14.4%
9 Federal Realty 1,269% 14.0%
10 UHT 1,251% 13.9%
Here Using 20 Years
Capitalization vs. Number of Owned Malls Since 1992 IPO
Dollars in millions
Here Using 24 Years
Our Intensively Managed Portfolio Drives Sustainable Growth Over the Long-Term
As of year-end 2016, we had grown our total market capitalization from $2.2 billion at our IPO to $11.1 billion
Our growth is the result of intensively managing our portfolio and strategically recycling capital as opposed to raising dilutive equity
Since 2008 we have developed, renovated, or expanded over 75% of our assets
Our number of owned centers has only increased by five malls since IPO (1992)
We have issued only $50mm of net common equity(2)
Our Portfolio
Number of centers owned at IPO (1992) 19
Centers developed 20
Centers acquired 11
Centers sold/exchanged (26)
Number of centers owned today 24

What is the appropriate time period to evaluate TCO? TCO clearly prefers that the industry standard not be 1-, 3-, and 5-years

Source: Company Form DEFA14A filed on May 8, 2017

Land and Buildings' Total Shareholder Returns Consistent with Institutional Shareholder Services' Typical Methodology

Cherry-picking time periods again: now Taubman is using a 10-year time period

The 1-,3- and 5-year time periods are consistent with how ISS, a leading proxy advisory firm, typically evaluates total shareholder returns

Resilience Through the Great Recession While Peers Faced Substantial Challenges

Land & Buildings has highlighted our 5-year underperformance relative to GGP, Macerich and Simon as a central argument. We believe this to be highly misleading as our relative underperformance over the last five years is in part attributable to GGP's and Macerich's "rebound" after significantly underperforming through the Great Recession, including GGP having filed for chapter 11. **Our balance sheet discipline and long-term view, as evidenced by our relatively low leverage at both "Peak" and "Trough" allowed us to steadily create shareholder value before, during and after the crisis.** When measured over a <u>more appropriate 10-year period</u>, we significantly <u>outperformed</u> both GGP and Macerich.



Total Shareholder Returns

The Total Return concepts (1, 3, and 5 Year TSR) are annualized rates of return reflecting price appreciation plus reinvestment of dividends (calculated monthly) and the compounding effect of dividends paid on reinvested dividends.

The GICS Sector TSR displayed for US companies is the median TSR for companies in the same 4-digit GICS group and Russell 3000 index membership — i.e., for a company included in the Russell 3000 index, sector peers will be drawn only from the Russell 3000 index and for a company outside the Russell 3000, sector peers will be drawn from outside the Russell 3000.

The GICS Sector TSR for Canadian companies (both S&P/TSX Composite Index and non-S&P/TSX Composite Index companies) is the median TSR for TSX companies in the same 4-digit GICS group.

The GICS Sector TSR for Global companies (both MSCI ACWI companies and non-MSCI ACWI) is the median TSR for MSCI ACWI Index companies in the same 4-digit GICS group.

The Index TSR displayed is for a hypothetical investment in a broad-based market-capitalization-weighted Index:
- For companies in the S&P 500 Index, the Index TSR reported is that of the S&P 500.
- For all other US companies, the Index TSR reported is that of the Russell 3000.
- For Canadian companies, the Index TSR reported is that of the S&P/TSX Composite.
- For Global companies, the Index TSR reported is that of the MSCI ACWI Index.

Sources: Company Form DEFA14A filed on May 8, 2017, Institutional Shareholder Services 2013 Company Financials Data Definitions

TCO Total Shareholder Returns Are Not Calculated Prior to Investor Engagement As is Industry Norm, In Our View



The Company shows performance through December 31, 2016, likely improving absolute and relative performance following pubic shareholder engagement

Taubman TSR Outperformance Following Investor Engagement[1]

TCO vs. Class A Mall Peer Average	**10%**
TCO vs. Proxy Peer Average	**7%**
TCO vs. REIT Total Return Index	**4%**

October 17, 2016 through December 31, 2016, Taubman outperformed Class A Mall Peers by 10%, Proxy Peers[2] by 7% and REITs[3] overall by 4%

Taubman apparently picks own timeframes and ignores industry norms to make themselves look better, in our view

Source: Company Form DEFA14A filed on May 8, 2017
(1)   Note: Reflects total returns October 17, 2016 through December 31, 2016 as obtained from Bloomberg data for Taubman, Class A Mall Peers and the Company's Proxy Peers
(2)   Note: Proxy Peers represents the Executive Compensation Peer Group as disclosed in Taubman Form DEFC14A filed on April 20, 2017 (collectively, "Proxy Peers")
(3)   Note: REIT Total Return Index is defined as the FTSE NAREIT All Equity Total Return Index

Taubman Earnings Growth Disappoints, So They Focus on Other Metrics

Sales growth for 11 years is misleading given asset sales and tenant mix

Core FFO Per Share Growth

	Trailing 3 Years	Trailing 5 Years
TCO	**-2%**	**17%**
Class A Mall Peer Avg.	23%	53%
TCO Slower Earnings Growth	**-25%**	**-36%**

Our Portfolio Has Consistently Delivered Industry-Leading Sales Productivity and Strong NOI Growth



Sales per Square Foot Growth



Indexed Comparable Center NOI Growth[1]

Taubman ignores earnings growth – undisciplined capital allocation has led to significantly inferior earnings growth

Cherry-picking time periods again: why is using is an 11-year time period now appropriate?

Sources: Company Form DEFA14A filed on May 8, 2017, Company and Class A Mall Peer SEC filings, Land and Buildings' analysis

Taubman's Underperforming Margins:
No Response to Our Strategic Plan to Enhance Operations

Our Margins are In Line with Peers Given Our Size

Land & Buildings' fixation on our margins is erroneous, requires myriad assumptions, and reflects their lack of appreciation for one of the most important drivers of regional mall EBITDA margins: scale







Taubman failed to address why they have not focused on the missed revenue opportunities and bloated costs we highlighted

Taubman malls have the highest rents and sales per square foot that should translate into industry-leading margins

Does Taubman really believe CBL, PEI and WPG (Class B and Class C mall owners) are their peers?

**Why didn't Taubman grow if scale is so important?
Did they not want to dilute their ownership stake to the detriment of all common shareholders?**

Source: Company Form DEFA14A filed on May 8, 2017

TCO Does Not Refute Our Analysis that Undisciplined Capital Allocation Has Cost Shareholders Dearly

Asset	Date Opened	% Leased	On Budget	Open On-Time	Positioned to Create Substantial Value
 CityOn.Xi'an – Xi'an, China	Apr-2016	100%	✔	✔	✔
 CityOn.Zhengzhou – Zhengzhou, China	Mar-2017	100%	✔	– (4 months delayed)	✔
 Starfield Hanam – Hanam, South Korea	Sept-2016	100%	✔✔ (under budget)	✔✔ (3 months early)	✔✔

☒ **What about the 4 developments we highlighted and believe destroyed $1 billion in value?**
  ▪ **TCO makes no mention in the 2017 Annual Meeting investor presentation of St. Louis Prestige Outlets, The Mall at San Juan, International Market Place and Beverly Center**
☒ **Taubman does not refute our analysis that that undisciplined capital allocation has cost shareholders dearly**

Sources: Company Form DEFA14A filed on May 8, 2017, Land and Buildings' Form DFAN14A filed on May 1, 2017

Taubman's Misleading Statements Regarding Mr. Elson and Mr. Litt's Experience

89% of investors surveyed by Citi would vote Bobby and/or Myron out at 2017 Annual Meeting

Mr. Elson and Mr. Litt are widely regarded as industry leaders in their respective fields and Taubman is woefully understating relevant experience these individuals would bring to the table to establish accountability in the boardroom

	Taubman		LANDandBUILDINGS		Stronger Candidates?
	Robert S. Taubman	Myron Ullman III	Charles Elson	Jonathan Litt	
Senior Leadership Experience	✓	✓	✓	✓	Taubman
Business Entrepreneurship and Transactional Experience	✓	✓	✗	✗	Taubman
Financial and Accounting Experience	✓	✓	✗	✓	Taubman
Real Estate Experience	✓	✓	✗	✓	Taubman
Brand Marketing, Social Media, and Technology Experience	✓	✓	✗	✗	Taubman
Public Company Board Experience	✓	✓	✓	✓	Taubman
Global Experience	✓	✓	✗	✗	Taubman

A Board refresh with two proven individuals, Charles Elson and Jonathan Litt, to help instill accountability, remedy dismal performance and unlock substantial trapped value, is desperately needed at Taubman

Source: Company Form DEFA14A filed on May 8, 2017

Mr. Litt Would Provide a Fresh Perspective, Deep Industry Expertise and Work to Hold Management Accountable

Throughout his tenure as an equity research analyst, Jonathan Litt consistently under-estimated Taubman's performance, demonstrating his fundamental lack of understanding of Taubman's business model

Average 12 Month Stock Price Performance Following the Date of Litt's Report [1]

	Number of Ratings	Litt's Target Stock Returns[2]	Taubman Actual Stock Returns[3]	"The Litt Difference"
Outperform	6	15.1%	27.0%	(11.9)%
Neutral	14	(0.1)%	19.8%	(19.9)%
Sell / Underperform	28	(13.7)%	33.3%	(47.5)%

Case Study: Dolphin Mall (opened in 2001)

Litt's Prognosis

"[Dolphin Mall] has been an underperformer, in our opinion, since day 1 ... "
Jonathan Litt, February 13, 2002

"Dolphin Mall should have been sold."
Jonathan Litt, August 1, 2002

"Dolphin...should probably never have been built."
Jonathan Litt, November 3, 2003

Actual Outcome

Dolphin Mall has become the highest NOI producing asset in TCO history

Mr. Litt was the #1 Institutional Investor All American Real Estate Research Team for 8 years and was top ranked for 13 years

Taubman found one out of 20 malls they developed which outperformed our expectations while they ignore four projects in the past five years that we believe destroyed $1 billion of shareholder value

Source: Company Form DEFA14A filed on May 8, 2017

Mr. Elson's Corporate Governance Expertise Has Effected Change and Created Value

As a board member, Mr. Elson oversaw turnarounds through instilling best-in-class corporate governance practices and enhancing operating performance, management changes and strategic alternatives


Healthsouth (2004-Present)
Underperformed
92% return
Has served on the Board since Sep-2004, during which timeframe the company has underperformed its peers by ~240% and the S&P 500 by ~85%
Bob Evans (2014-Present)
49% return
After years of underperformance, BOBE only recently caught up with peers after agreeing to sell their restaurant business
Sunbeam Corp (1996-2002)
Chapter 11
Sunbeam Corp.
Peers
S&P 500
Company filed for bankruptcy during Elson's Board tenure
Circon Corp (1997-1999)
Underperformed
sold
Served on the board for ~2 years, ending when the company was acquired by Maxxim Medical for less than what the company was worth when Elson joined the Board
Nuevo Energy (1998-2004)
Underperformed
sold
Perpetual underperformance under Elson's watch which led to Nuevo being acquired by Plans Exploration & Production Company for less than what the company was worth when Elson joined the
Autozone (2000-2008)
484% return
The only instance in Elson's career serving on public company Boards that the Company has outperformed both peers and the market

Source: Company Form DEFA14A filed on May 8, 2017

LAND and BUILDINGS

2. What Taubman's Response Ignores

What Taubman's Response Ignores

Taubman has significantly underperformed Class A Mall Peers over the 1-, 3- and 5-year periods, the most relevant timeframe typically used by ISS and other institutional investors

Taubman maintains a highly conflicted Board with decades of history between Taubman Family and Myron Ullman

The Taubman Family's proven track record of using "Killer B" to Taubman Family's benefit

The Taubman Family rejected the path of other celebrated REIT CEOs six years after IPO with "Killer B" creation without shareholder vote

Bobby Taubman repeatedly ignores shareholders' voices, misleading investors and likely his board

Management's ill-fated developments the past five years likely to cost shareholders $1 billion

Significant operational mismanagement, evidenced by Woodfield Mall case study

Source: Land and Buildings' Form DFAN14A filed on May 1, 2017

Taubman Centers' Chronic Underperformance

- Taubman's total shareholder return has materially and consistently lagged its Class A Mall Peers, Proxy Peers, and the REIT Total Return Index over the 1-, 3-, and 5-year trailing time periods

- **Taubman's stock has <u>underperformed peer Simon's by 145%</u>[1] since Bobby unilaterally decided the Company was not for sale in response to Simon's premium offer in 2003**

TCO Total Shareholder Return Underperformance[2]

	1-Year	3-Year	5-Year
TCO vs. Class A Mall Peer Average	**-4%**	**-29%**	**-57%**
TCO vs. Proxy Peer Average	**-5%**	**-12%**	**-41%**
TCO vs. REIT Total Return Index	**-13%**	**-18%**	**-28%**

$2.5 billion ($30/share) of equity value left on the table!

> <u>Myron Ullman and the current Board have failed to oversee Bobby Taubman</u> and hold him accountable for a track record of underperformance

Source: Bloomberg data
(1) Note: Underperformance of Taubman Centers since Simon withdrew offer to merge with the Company on October 7, 2003, calculated through October 14, 2016 (few days prior to Land and Buildings' public involvement)
(2) Note: Reflects total returns for the trailing 1-, 3- and 5-year periods through October 14, 2016 as obtained from Bloomberg data for Taubman, Class A Mall Peers and the Company's Proxy Peers. Market capitalization and per share underperformance based on estimated figures at the beginning of the trailing 5-year period compared to if Taubman would have generated returns consistent with Class A Mall Peers.

Cobweb of Interconnections Among Board Members Demonstrates Questionable Independence, In Our View

16-year(1) average board tenure!

Legend:
- Taubman Family
- Macy's/Federated
- Fashionmall.com
- Tribeca Disruptive Innovation Awards
- JC Penney
- Urban Land Institute
- Harvard University
- Business Leaders of Michigan
- Getty
- Columbia
- Museum of Art and Graphic Design
- Michigan GOP
- LVMH



Ronald W. Tysoe

William S. Taubman

A. Alfred Taubman (deceased)

Jerome A. Chazen

Cia Buckley Marakovits

William U. Parfet

RESIGNED

Peter Karmanos, Jr.

Craig M. Hatkoff

Robert S. Taubman

Graham T. Allison

Myron E. Ullman, III

Never elected by shareholders!

Source: Company SEC filings; OpenSecrets.org
(1) Note: Board tenure calculation excludes Cia Buckley Marakovits, who was appointed to the Board in 2016 following Land and Buildings' public involvement

Taubman Family and Myron Ullman: Decades of History

	Taubman Family  Al  Bobby  Billy	**Myron Ullman** 
★macy's	• Tenant at Taubman Centers • Taubman Family was large Macy's investor • Al Taubman was on Macy's board (1986 – 1994)	• Senior executive at Macy's starting in 1988 • Earned millions and remained in power during merger Al Taubaman helped oversee • Former Macy's CEO (1992 – 1996) • Ascended ranks during Al's Board tenure
JCPenney	• Tenant at Taubman Centers	• Two-time former JCPenney CEO
L V M H MOËT HENNESSY · LOUIS VUITTON	• Tenant at Taubman Centers • Taubman Family was controlling investor in Sotheby's	• Former LVMH Managing Director (1999 – 2002) • In 2000, LVMH attempted to acquire Sotheby's[1] – Possible white knight?

Myron Ullman appointed Lead Director without having ever been elected by shareholders!

(1) Source: The Guardian, "LVMH to bid for Sotheby's", September 30, 2000

We've Seen This Movie Before: Taubman Family's Attack of the "Killer B"

- The "Killer B" is the Taubman Family's M.O. to maintaining control and disenfranchising shareholders, in our view
  - The Taubman Family has used the "Killer B" share structure on multiple occasions
  - The family used its "Killer B" shares to defeat and mute Ron Barron of Barron Capital, which owned 55% of Sotheby's [1]
  - The Taubman Family used its "Killer B" shares to defeat the Simon Property Group's substantial premium offer in 2003 — one that garnered 85% approval from common shareholders

A Pattern of Disenfranchising Shareholders

Sotheby's

- The Taubman Family acquired "Killer B" shares in Sotheby's (BID) to gain 62% voting control despite owning only 22% of all shares [2]

- The Taubman Family's "Killer B" thwarted Ron Barron's attempts to unlock shareholder value despite Barron's 55% ownership of Class A shares

- The Taubman Family was paid off with a ~20% premium to relinquish its Sotheby's "Killer B" position [2]

- Daniel Loeb granted three board seats in 2014 and Bobby Taubman steps down from board in 2016 [3]

- Sotheby's took a bath selling Taubman Family art in 2015 [4]

Taubman

- In 1998, Taubman's independent directors authorized the Taubman Family to acquire a 30% vote in the Company for $38,400 without shareholder approval, in violation of the then Michigan Control Share Acquisition Act

- TCO's clubby board continues to allow the Taubman Family to hold its "Killer B" position despite TCO's ownership limits contained in its Charter

- We believe the Board lacks independence and has failed to fulfill its fiduciary duty to all shareholders given its comfort in allowing apparent violations of the Company's Charter to persist

(1) Source: Sotheby's Proxy Statement filed July 11, 2000
(2) Source: Sotheby's Press Release filed September 8, 2005
(3) Sources: Bloomberg data, Matt Levine, "Dan Loeb and Sotheby's Are Friends Now," Bloomberg View, May 5, 2014
(4) Source: Robin Pogrebin,"Sotheby's Announces $12 Million Loss Over Taubman Sale," January 22, 2016

Taubman Family "Killer B" and Abysmal Governance – A Path Rejected by Celebrated CEOs

- The Taubman Family primarily owns minority non-voting partnership units of the Taubman Realty Group Limited Partnership, NOT common stock of Taubman Centers, Inc., the REIT[(1)]



Sam Zell
Steve Roth
Mort Zuckerman
David Simon
Equity Residential
VORNADO REALTY TRUST
bxp Boston Properties
SIMON
IPO
Per REIT Norm, All Agree to Non-Voting LP Interests
...6 Years Later...
Board Grants "Killer B" 30% Vote at REIT for Measly $38,400
I'm out of here!
TCO REIT
$500M Windfall from "Killer B"(2)

Sources: Direct Selling News, Ken Dutton Art (Bee)

(1) Note: Taubman Family ownership primarily in partnership units

(2) Note: Assumes 31% premium for "Killer B" share, in-line with comparable transaction at Forest City Realty Trust (NYSE: FCE/A) announced on December 6, 2016

Bobby Taubman Repeatedly Ignores Shareholders Voices

IGNORED In 1998, the Board unilaterally issued "Killer B" shares without common shareholder vote

IGNORED In 2003, 85% of common shareholders tendered for Simon acquisition offer

IGNORED In 2007, 89% of common shareholders voted to de-stagger Board

IGNORED In 2008, 85% of common shareholders voted to de-stagger Board

IGNORED In 2016, 89% of investors surveyed by Citi would vote Bobby and/or Myron out

IGNORED Green Street Advisors declares Taubman Centers worst of the worst on corporate governance

Sources: Company SEC filings, Bloomberg data, Note: 2003, 2007 and 2008 shareholder votes reflect estimated vote totals of common shareholders (excludes the Series B Preferred Stock, i.e. the "Killer B"), See slide #27 for additional details on Citi survey

Bobby is Out of Touch on Development – Misleading Investors, and Likely His Board, In Our View

	What Bobby Says…	But in Reality…
International Market Place	"…we estimate total project cost to be about $400M, with an expected return of 8% - 8.5%" *Q2 2013 Earnings Call, July 26, 2013*	Taubman has spent roughly $500M on the project to date or ~$1500 per square foot
International Market Place	"…rents on the street has consistently been over $400/sf. Many individual stores are at $500 to $600/sf" *Q4 2014 Earnings Call, February 13, 2015*	Few if any stores are paying over $400/sf; the average in-place net rent at the superior mall across the street is in the low $100's/sf
The Mall of San Juan	"Leasing is going extremely well on that project…" *Q4 2012 Earnings Call, February 14, 2013*	Recent walk through suggests occupancy sub-60% and falling; merchants have little inventory suggesting they are giving up on locations
The Mall of San Juan	"[It] will be a social and shopping destination like no other on the island." *Q4 2014 Earnings Call, February 13, 2015*	We observed few shoppers at night and mid-day while competitive malls were teeming with shoppers
Beverly Center	"Over the next two-and-a-half years, [Beverly Center] will go through a comprehensive $500 million re-imagination." *Q1 2016 Earnings Call, May 3, 2016*	Taubman's lack of attention to the asset led to deferred maintenance and competitors gaining market share and eating Taubman's lunch
Prestige Outlets	"Retailer interest is extremely high. There's wide recognition that the market is superb and that our site is vastly superior." *Q3 2012 Earnings Call, October 25, 2012*	Taubman's project cost 80% more per square foot than its competitor's development, leased up poorly and is generating little to no income as its competitor earns a robust return

> Shareholders are not alone in being misled by Bobby: The Court noted that the Taubman Family had hired Company advisors without consulting with the Board

Sources: Land and Buildings' and Forsite LLC's (a retail consultant utilized by Land and Buildings) analyses and observations, Simon and Company SEC filings

Management's Ill-fated Developments The Past Five Years Likely to Cost Shareholders $1 Billion

- **Horrible 5-year capital allocation record** is littered with **value-destroying developments totaling an estimated $1 billion** that illustrate a **lack of proper Board oversight**

  - ☒ Persistent construction cost overruns

  - ☒ Delayed openings on over half new developments

  - ☒ High end focus appears out of touch with changing retail landscape

  - ☒ Likely to significantly miss forecasted stabilized returns

  - ☒ Substantial impairments likely needed

✖ **Taubman Value Destruction** ✖

	Estimated Loss	% Loss
	**($70M)**	54%
	**($260M)**	50%
INTERNATIONAL MARKET PLACE	**($160M)**	34%
	**($500M)**	100%

Total: ~$1 billion of losses

L&B estimates TCO destroyed ~$1 billion of value over the last 5 years in just 4 projects

Sources: Land and Buildings' analysis, Company SEC filings; Note: Estimated loss represents Land and Buildings' estimates of the difference between the Company's share of the disclosed cost for each project and estimated market value of each asset based on estimated yields and cap rates. Percent loss represents Land and Buildings' estimates of the percentage difference between the Company's share of development cost and estimated market value. Developments include redevelopment of existing assets as well as new ground-up developments.

Woodfield Mall: Get Rid of Taubman Mall Management and NOI Rose 8%

- **Background:** Taubman developed and managed Woodfield Mall in Schaumburg, IL for over 40 years
  - New management took over the asset in 2013

- **NOI rose approximately $4 million[1], or 8%, increasing asset value by $100 million** driven by expense controls and incremental revenues
  - ✓ Installed kiosks in vacant open spaces
  - ✓ Increased short term tenant leasing on vacant space
  - ✓ Increased food options
  - ✓ Added sponsorship advertising
  - ✓ Operated at higher occupancy
  - ✓ Reduced energy costs
  - ✓ Reduced cleaning costs
  - ✓ Reduced trash removal costs

- We believe Taubman Centers shareholders could enjoy nearly $0.75 more in earnings per share, approximately 20% higher, under better management [1]


[2]


[2]

> Woodfield Mall highlights Taubman's inferior operations and opportunity to increase NOI and margins through better management

(1) Note: Excluding changes in real estate taxes following change of management;
Source: Land and Buildings' analysis and Forsite LLC
(2) Source: TripAdvisor
Note: See following slides for detailed examples

Bobby is Out of Touch with Mall Trends – Missing the Shift from Apparel to Food and Dining, In Our View

- The optimal retail mix is evolving: Sandeep Mathrani (Class A Mall Peer GGP) recently said that clothing stores, which used to be 70% of the average shopping center, are now closer to 50%, while food is now roughly 15%, up from around 6%(1)
- New Jersey case study – The Mall at Short Hills (TCO) vs. Garden State Plaza (Westfield)
  - Garden State Plaza has ***three times as many food options***, *more than double the ratio to gross leasable area*(2)
  - **Garden State Plaza has 50** F&B tenants; The **Mall at Short Hills has only 16**

Food & Beverage Tenants

Garden State Plaza (Westfield)			Mall at Short Hills (TCO)
1 16 Handles	17 Fresh U Grill + Juice Ba		1 **Au Bon Pain**
2 Aroma Espresso Bar	18 **Godiva Chocolatier**		2 **California Pizza Kitchen**
3 **Au Bon Pain**	19 Grand Lux Café		3 Forty Carrots
4 Baked by Melissa	20 Green Leaf's		4 **Godiva Chocolatier**
5 Baskin Robbins	21 Jamba Juice		5 Joe's American Bar & Grill
6 Bell The Ice Cream Truck	22 Johnny Rockets	38 ... pan Sushi Bar	6 **Legal Sea Foods**
7 Bourbon Street Grille	23 KFC Express	39 Shake Shack	7 **NM Café**
8 Cafrea	Kung Fu Tea	41 **Starbucks (2)**	8 **Nordstrom E-bar**
9 **California**	**Sea Foods**	42 Street Corner News	9 **Nordstrom Marketplace Café**
10	Pops	43 **Teavana**	10 Papa Razzi
	ld's	44 The Capital Grille	11 Qdoba Mexican Grill
	waiian Grill	45 Tutti Frutti	12 **Starbucks**
	Marcus - The Rotunda	46 Villa Fresh Italian Kitchen	13 Sugarfina
	uhaus Belgizn Chocolate	49 Wetzel's Pretzels (3)	14 **Teavana**
	ordstrom E-Bar	50 Zinburger Wine and Burger Bar	15 The Cheesecake Factory
	32 **Nordstrom Bazille Restaurant**		16 *Woops! Bake Shop (Event)*
17			

(**Blue** - *Mutual Tenants*)

"Food is the new fashion"
-Kenneth Bernstein, CEO of Acadia Realty Trust [1]

"There's an evolution, which will continue"
-Sandeep Mathrani, CEO of GGP[1]


WTF
where's the food
(3)

(1) Source: Lily Katz, "This Whole Malls Are Dying Thing…", Bloomberg, April 10, 2017
(2) Source: Taubman company website, Westfield company website
(3) Source: (image) www.aliexpress.com

LAND and BUILDINGS

---

3. Land and Buildings' Director Nominees and the Incumbent Directors We Are Opposing

Kryptonite Could Not Protect Lex Luther From Superman, Nor Should "Killer B" Protect Bobby From Shareholder Voices


We will pledge our shares to keep control!
My family has "Killer B" – don't mess with us!
Staggered board, you can't get us!
Old Boys Club on Board, 16 year tenure – you don't stand a chance!
Jon Litt can pound sand!
Myron, old friend, please be Lead Director to defeat L&B!
Taubman Family not interested in selling – We have the "Killer B"!
2017 VOTE

2017 Director voting is the only way for shareholders to defeat Bobby's "Killer B" control vote, in our view

Sources: IGN, Ken Dutton Art (images); Note: Quotes are intended to reflect Land and Buildings' views on Bobby Taubman and the Board and are not actual quotes or statements from Bobby Taubman

Land and Buildings' Highly-Qualified Director Nominees



Charles Elson

– *Edgar S. Woolard, Jr., Chair in Corporate Governance and the Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware*

– *Current Director of HealthSouth Corporation, a healthcare services provider and Bob Evans Farms Inc., a restaurant and food products company*

– *Former Director at AutoZone Inc., a specialty retailer of automotive replacement parts*



Jonathan Litt

– *Founder and Chief Investment Officer of Land and Buildings*

– *Former Director at Mack-Cali Realty Corporation, an owner and operator of office and apartments assets throughout New Jersey and the northeast*

– *Former Managing Director and Senior Global Real Estate Analyst at Citigroup*

It is time for the shareholders' voices to be heard by electing two new independent directors to the Board and sending a clear message that the status quo is no longer tolerable

Our Nominees: The Right Mix of Governance Expertise and Sector Experience

 

Shareholder Value Creation

 

Shareholder Value Destruction

Our Highly-Qualified Director Nominees

✓ *Mr. Elson would immediately leverage his strong corporate governance expertise and experience to push for shareholder-friendly governance changes at Taubman, including establishing best in class corporate governance structure and practices, among other initiatives.*

- -

✓ *Mr, Litt would immediately leverage his decades of successful experience in the REIT and mall sectors to help drive positive operational and capital allocation improvements at Taubman.*

✓ *Mr. Litt would immediately push for a strong focus on identifying opportunities and developing strategies to maximize long-term shareholder value at the Company.*

Incumbent Directors Weighing Down Taubman

☒ *Bobby Taubman has repeatedly focused on the Taubman Family's interests, not all common shareholders of the Company*

☒ *Bobby Taubman has presided over inferior financial and operational performance relative to industry peers while appearing to focus on ego-gratifying ambitions.*

- -

☒ *Myron Ullman's repeated support of preserving the status quo at Taubman and long history with the Taubman Family calls into question his independence*

☒ *Myron Ullman, who is on his second director stint and was appointed Lead Director without ever having been elected by shareholders, has overseen worst-in-class governance during his Board committee tenure.*

Charles Elson: Proven Leader in Corporate Governance





- Expert in the fields of corporations, securities regulation and corporate governance
  - Edgar S. Woolard, Jr., Chair in Corporate Governance and the Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware
  - Written extensively on the subject of boards of director and is a frequent contributor on corporate governance issues to various scholarly and popular publications

- Significant public company board experience
  - Director at HealthSouth Corporation, a healthcare services provider (2004 – present)
  - Director at Bob Evans Farms Inc., a restaurant and food products company (2014 – present)
  - Former Director at AutoZone Inc., a specialty retailer of automotive parts (2000 – 2008)

- Active in promoting best in class corporate governance practices
  - Served on the National Association of Corporate Directors' Commissions on Director Compensation, Director Professionalism, CEO Succession, Audit Committees, Strategic Planning, Director Evaluation, Risk Governance, Effective Lead Director, and Board Diversity
  - Served on the National Association of Corporate Directors' Advisory Council
  - Vice Chairman of the ABA Business Law Section's Committee on Corporate Governance

> *"Taubman Centers has amongst the worst corporate governance practices across all public companies and that disregard for public shareholders has led to significant total shareholder return underperformance. Working collaboratively with my fellow board members, I look forward to helping Taubman Centers drastically enhance board oversight – an area I have dedicated my career to – and drive improved operations and capital allocation to close the substantial gap to fair value."*
>
> **Charles Elson, Director Nominee**

Jonathan Litt



LAND and BUILDINGS



CITI

MACK-CALI®
Realty Corporation

- Founder and Chief Investment Officer of Land and Buildings
  - Mr. Litt founded Land and Buildings in the summer of 2008 to take advantage of the opportunities uncovered by the global property bubble
  - Exclusively invests in real estate public equities, with a significant focus on activism at substantially undervalued real estate companies
- Former Managing Director and Senior Global Real Estate Analyst at Citigroup
  - Former top-ranked sell-side REIT analyst with over 22 years of experience
  - Responsible for Global Property Investment Strategy, coordinating a 44-person team of research analysts located across 16 countries
  - Recognized as a leading analyst since 1995, achieving prestigious Institutional Investor Magazine #1 ranking for eight years and top five ranking throughout the period
- Former Director at Mack-Cali Realty Corporation, an owner and operator of office and apartments assets throughout New Jersey and the northeast
- 25 years experience analyzing, researching, writing about and investing in Taubman Centers, regional malls and REITs

"When we initially brought our ideas to Bobby Taubman and the Board, we genuinely hoped to avoid a public campaign and work constructively. Unfortunately, this was not a path they were willing to take, and now that we find ourselves in a contested situation, we're actually pleased to have this opportunity to put a spotlight on the Company. Taubman's track record of inferior operations, capital allocation, and total shareholder returns is unacceptable. We have uncovered serious concerns about Taubman's boardroom culture and we believe the Board is in need of a wakeup call, which we believe can benefit all shareholders."

Jonathan Litt, Director Nominee

Directors We Are Opposing – Bobby Taubman



Bobby has a demonstrated history of running roughshod over the Taubman Centers independent Board members and common shareholders, in our view

- ☒ Dual-class structure repeatedly used to ignore shareholder voices
- ☒ Focuses on Taubman Family's interests, not all common shareholders
- ☒ Unilaterally indicated the Company is not for sale
- ☒ Made Board decisions without consulting the full Board
- ☒ Acquired 30% "Killer B" vote at Taubman Centers for a mere $38,400, an estimated $500 million windfall to the Taubman Family[1]
- ☒ Avoided reducing voting control by limited equity issuances
- ☒ Lobbied Michigan Legislature to change law to block Simon acquisition
- ☒ Dismissed concerns raised by Land and Buildings
- ☒ Supported likely Charter violations
- ☒ Supported exorbitant spending to counter dissident shareholders
- ☒ Oversaw massive persistent operational underperformance
- ☒ Oversaw $1 billion of development losses on four projects in last five years

> Bobby Taubman's troubling pattern of putting the Taubman Family's interests first, leading to Taubman's horrible operating performance and poor capital allocation decisions, merits change now

Sources: Company SEC filings and governance documents
(1) Note: Assumes 31% premium for "Killer B" share, in-line with comparable transaction at Forest City Realty Trust (NYSE: FCE/A) announced on December 6, 2016

Directors We Are Opposing – Myron Ullman

Myron Ullman's repeated support of preserving the status quo at Taubman Centers and long history with the Taubman Family seriously calls into question his independence, in our view



- ☒ On his second stint on the Board that began 14 years ago
- ☒ Overlapping with more than half of the current TCO Board from his first stint
- ☒ Supported the Taubman Family during the Simon saga against shareholders' will
- ☒ Despite two stints on the Taubman Board, he has never been elected by shareholders
- ☒ Al Taubman coincided with Myron's ascent at Macy's that netted Myron millions
- ☒ Quid pro quo? In April 2016, Myron was appointed to fill Lisa Payne's seat after her resignation from the Board, two months after she was added to the JCP board, where Myron was previously CEO
- ☒ On Taubman's Audit and Nominating and Corporate Governance committees, which have overseen:
    - Share pledging by Taubman Family for loans
    - Apparent failure to enforce the Ownership Limit in Company's Charter
    - Likely Charter violation of shrinking board size, only resolved after our public scrutiny
    - Worst-in-class corporate governance in the REIT sector

> Myron Ullman's defense of Bobby Taubman and the rest of the Board's actions raises the question, is Myron Ullman looking out for the interests of common shareholders?

Sources: Company SEC filings and governance documents, Macy's SEC filings, JCP SEC filings, Green Street Advisors

The Path Forward – A New and Independent Vision



Charles Elson

We believe that our nominees have the right experience and expertise to help correct the course of Taubman and drive strong shareholder value creation – without fresh voices, history has proven change will not happen



Jonathan Litt

~65% upside to NAV

Modernized Corporate Governance	Enhanced Operations	Disciplined Capital Allocation
• Enact best in class governance structure • De-stagger the Board • Reduce Board tenure • Enforce the ownership limits on Taubman Family	• Modernize culture to focus on maximizing value for shareholders • Increase property income by adopting best practices, including kiosks, advertising and short-term leasing • Slash lavish corporate overhead	• Develop a rigorous capital allocation policy to ensure every shareholder will earn attractive returns • Maximize ROI on future renovations and developments through cost controls • Sell assets on a tax efficient basis and return capital to shareholders

Sources: Land and Buildings' views and analysis of TCO, peers, and the REIT industry generally (see Appendix to Land and Buildings' presentation filed May 1, 2017)

Disclosures

This presentation with respect to Taubman Centers, Inc. ("TCO" or, the "Company") is for general informational purposes only and does not constitute legal, tax, investment, financial or other advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Land & Buildings Investment Management ("Land and Buildings"), and are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission (the "SEC"), other regulatory authorities and from third parties (including other companies considered comparable).

Land and Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate and complete.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. All investments involve risk, including the risk of total loss. The estimates, projections, pro forma information and potential impact of Land and Buildings' action plan set forth herein are based on assumptions that Land and Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security or investment in any fund or account managed by Land and Buildings. Private investment funds advised by Land and Buildings currently hold shares of the Company's common stock. Land and Buildings manages investment funds that are in the business of trading – buying and selling – public securities. It is possible that there will be developments in the future that cause Land and Buildings and/or one or more of the investment funds it manages, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of their shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares.

Land and Buildings recognizes that there may be non-public information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Land and Buildings' conclusions. The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Land and Buildings concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations and/or warranty, express or implied, are made by Land and Buildings, its affiliates, its or their representatives, agents or associated companies or any other person, as to the reliability, accuracy or completeness of such statements, estimates or projections or with respect to any materials contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient; and, the information contained in this presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this presentation. Land and Buildings, its affiliates and its and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

Land and Buildings' views and opinions expressed in this report are current as of the date of this report, and are subject to change. Land and Buildings reserves the right to change any of its opinions expressed herein at any time, but it disclaims any obligation to update this presentation for any changes in its views, analysis and/or opinions expressed herein, including, without limitation, the manner or type of any Land and Buildings investment. Past performance is not indicative of future results. Registration of an Investment Adviser does not imply any certain level of skill or training. Land and Buildings has received no compensation for the production of the research/presentation.

Funds managed by Land and Buildings and its affiliates have invested in common stock of TCO. It is possible that there will be developments in the future that cause Land and Buildings to change its position regarding TCO. Land and Buildings may buy, sell, cover or otherwise change the form of its investment for any reason. Funds managed by Land and Buildings and its affiliates may invest in other companies mentioned in this report from time to time.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Land and Buildings' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.